

August 12, 2011

<u>Via E-mail</u>
Robert F. Kuzloski, Esq.
Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke
HM 08 Bermuda

> **Re: Validus Holdings, Ltd.**
> **Filed on August 3, 2011**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-33606**

Dear Mr. Kuzloski:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Validus' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when Validus will provide the requested response. If you do not believe our comments apply to the Validus' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

1.   In view of the apparent absence of a confidentiality agreement between Validus and Transatlantic, it does not appear Validus has conducted any due diligence review of non-public Transatlantic information. Please revise the proxy statement to qualify any of Validus' claims regarding a "compelling combination," an "excellent strategic fit," "significant capital availability" and similar statements so that stockholders are aware that Validus' claims are exclusively based upon publicly available information.

2.   We refer you to the following statement found on page 29 of the proxy statement:

> "Validus' board of directors' belief that the combined company would have significant capital availability that could be actively managed to the benefit of

> Validus' shareholders, including that the combination of Validus and Transatlantic would create a company with an estimated $1.1 billion of pre-synergy, pre-catastrophe earnings,[1] which could be available for expanded share repurchase activity."

The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. Please advise what consideration, if any, you gave to adhering to the disclosure standards enunciated in SEC Release No. 34-16833 (May 23, 1980).

Background of the Proposed Transatlantic Acquisition, page 26

3.   Please update this section to reflect recent material developments and the related implications, if any, to the Proposed Transatlantic Acquisition.

Sources of Funds, Fees and Expenses, page 31

4.   The discussion in this section indicates that the financing for the Merger Offer and the Exchange Offer will not be structured in the same manner. However, other than a note to the pro forma financial statements disclosing the difference in pro forma earnings per share if the Merger Offer is consummated, the pro forma financial information does appear to reflect the difference between the cost of financing the cash consideration for the Merger Offer and the Exchange Offer. With a view towards disclosure, please advise what consideration you gave to providing this additional information.

Certain Relationships and Related Transactions, page 46

5.   We understand that Ms. Puri, who serves as a Validus director and chair of the Executive Committee of the Validus board of directors, became a Managing Director and Co-Head of the Global Private Equity Group at Blackrock on May 23, 2011. Given Blackrock's status as a significant stockholder of Transatlantic, please provide the disclosure required by Item 5(a) of Schedule 14A.

Executive Compensation, page 47

6.   Provide the disclosure required by Item 402(t) of Regulation S-K with respect to golden parachute arrangements existing between Transatlantic's named executive officers and (i) Transatlantic and (ii) Validus that are based on or otherwise relate to the Proposed Transatlantic Acquisition. Refer to Item 5(a)(5) of Schedule 14A.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since Validus is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from Validus acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP